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                         February 14, 2023

       James La Manna
       Chief Financial Officer
       Kingfish Holding Corp
       822 62nd Street Circle East
       Unit 105
       Bradenton, FL 34208

                                                        Re: Kingfish Holding
Corp
                                                            Form 10-K for the
Year Ended September 30, 2022
                                                            Filed December 30,
2022
                                                            File No. 000-52375

       Dear James La Manna:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.
 James La Manna
FirstName LastNameJames La Manna
Kingfish Holding Corp
Comapany14,
February  NameKingfish
            2023       Holding Corp
February
Page 2 14, 2023 Page 2
FirstName LastName
Form 10-K for the Year Ended September 30, 2022

Item 8. Financial Statements and Supplementary Data
Notes to Financial Statements
11. Subsequent Events, page 25

1. We note that on October 28, 2022, you entered into an Agreement and Plan of Merger with Renovo Resource Solutions, Inc. ("Renovo"). Please tell us whether you have consummated the transaction, and if so, how the requirement to provide financial information for Renovo pursuant to Items 2.01(f) and 9.01 of Form 8-K was met.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 if
you have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction